ELLIOTT MANAGEMENT CORP.
40 WEST 57TH STREET
NEW YORK, NEW YORK 10019

TEL. (212) 974-6000
FAX: (212) 974-2092

October 8, 2015

The Board of Directors
Polycom, Inc.
6001 America Center Drive
San Jose, CA 95002
Attn: Peter Leav, Chief Executive Officer and Director

Dear Members of the Board of Directors:

I am writing to you again on behalf of Elliott Associates, L.P. and Elliott International, L.P. (together, "Elliott" or "we"), which collectively own 6.6% of the outstanding common stock and equivalents of Polycom, Inc. (the "Company" or "Polycom"), making us one of your largest stockholders. In addition, we are today disclosing an active filing in Mitel Networks Corporation ("Mitel"), in which we are one of the largest stockholders and with whom we have a collaborative and productive dialogue. Our equity investments in both Polycom and Mitel are approximately the same size at around $100 million each. In addition, we also own stock in ShoreTel ("ShoreTel"). The investments are related.

The purpose of today's letter is to outline our thoughts in the following sections:

1. **Subscale Unified Communications and Collaboration ("UCC") Vendors Face Meaningful Challenges:** Polycom, Mitel and other UCC vendors have been challenged to maintain market share and will continue to face a very difficult market. Such conditions have led Polycom's stock to meaningfully underperform all relevant metrics over all relevant timeframes.

2. **Polycom Should Undertake a Full Strategic Review:** Maintaining the status quo strategy will perpetuate Polycom's track record of underperformance and risk further shareholder value erosion. In the last two years, Polycom has already responded by cutting costs, buying back stock and changing management; none of which has generated value to stockholders. Polycom must initiate a comprehensive review of all strategic options, and the time for that review is now.

3. **An Industry Consolidation Strategy Should Be Evaluated and is Likely the Best Path Forward**: Elliott strongly believes a combination of mid-tier UCC vendors will create greater scale, significant synergies and a meaningful valuation uplift for stockholders. Elliott would be willing to provide financing for Polycom's acquisition of targets in the space, something we have successfully done before.

The letter details these items in the sections below. The majority of the letter is spent on Item 3, the "Consolidation Strategy," which we believe to be the most attractive path forward for Polycom, with over 80% upside to the stock. We believe that Polycom is an excellent platform vehicle to roll up the UCC space: With significant cash flow, net cash and a capable management team and Board, Polycom can become an accretive M&A machine. Further, we believe the space is ripe for consolidation – small competitors with low valuations and duplicative cost structures create the opportunity.

Additionally, we have conveyed all of these thoughts to Mitel as well. We have owned Mitel for years, but acquired almost all of our new position this year based on the same thesis – that we believe Mitel is a good platform vehicle to roll up the sector and is also an attractive merger candidate for Polycom. Mitel has a very capable management team led by CEO Rich McBee and CFO Steve Spooner, has engaged in successful M&A and offers valuable tax benefits to a new combined company. We believe that the ideal Consolidation Strategy begins with a Polycom/Mitel combination, whether those companies stay public or go private.

We thank Peter and the Board for their consideration of our thoughts and look forward to our upcoming meeting.

About Elliott

Elliott is an investment firm founded in 1977 that today manages more than $27 billion of capital for both institutional and individual investors. We are a multi-strategy firm active in debt, equities, commodities, currencies and various other asset classes across a range of industries. Investing in the technology sector is one of our most active efforts at Elliott and one in which we have built a long track record.

Within the technology sector, we have made approximately three dozen active investments and have successfully identified value-creating opportunities at companies such as Citrix, BMC, Informatica, Brocade, Riverbed, Juniper, Novell/Attachmate, Blue Coat and many others.

One key differentiating factor in Elliott's active investments, especially in the technology sector, is our deep focus on operations. Our team includes experienced and proven C-level executives with technical and operational capabilities from software and technology companies. These executives evaluate operations, products and markets within our investments and work to develop strategies to streamline operations, grow revenue and create value. We also have long-lasting engagements with leading operations consulting firms, sales and marketing specialists, and technical consulting firms that we deploy on our investments. Finally, in addition to our public portfolio, we have significant investments in private technology companies, which provide important insights into operating best practices, market trends and general industry knowledge.

Elliott's Approach to the UCC Sector

We have followed this industry for nearly a decade. We have previously been stockholders in Polycom and are also long-time, passive investors in Mitel (including when it was a private company). As mentioned, today Elliott filed a 13D in Mitel representing a shift in our position to take a more active role in discussions with Mitel's management team on a range of strategic options to create value, including the Consolidation Strategy. Mitel, based in Canada, is a diversified provider of unified communications and generates approximately $1.2 billion of revenue in premise-based, hosted and mobile communications. We have deep respect for Mitel's ability to operate in a challenging industry and for its perspective on consolidation in UCC.

In addition to our long-term experience following the space, we have conducted extensive analysis on Polycom and its markets. We have retained experts, several top-tier consulting firms, specialty industry consultants, industry executives and investment bankers and have also surveyed hundreds of Polycom's customers. We have spoken with executives across the industry and developed an understanding of key purchasing criteria, go-to-market strategies, competitive dynamics and industry challenges.

The conclusion from all of our work is that Polycom faces a challenging future as a standalone company; we detail these findings below. <u>What is unique in Polycom's case is that the Company has *already* responded with the typical value levers that underperforming companies employ</u> – returning significant capital to stockholders through large buybacks, cutting costs to deliver meaningful margin improvement and replacing management. Unfortunately, these steps have failed to deliver returns to stockholders. The Company's stock price is trading near 52-week lows and has significantly underperformed all relevant benchmarks over long-term time periods, including the period following the Company's management change and strategic pivot in 2013:

Polycom's TSR Relative to:	Ending September 25, 2015					
	1 Year	2 Years	3 Years	4 Years	5 Years	10 Years
1. S&P 500	(18%)	(25%)	(43%)	(131%)	(114%)	(70%)
2. NASDAQ Composite	(24%)	(34%)	(57%)	(145%)	(137%)	(122%)
3. S&P 500 IT Index	(22%)	(38%)	(42%)	(129%)	(122%)	(107%)
4. Proxy Peer Group	(23%)	(26%)	(32%)	(117%)	(79%)	(188%)

Note: September 25th is the day prior to Elliott crossing 5% ownership and beginning significant stock purchases

Beyond stock price performance, Polycom has one of the lowest valuations in the broad enterprise technology universe – just 5x NTM EBITDA, reflecting a deeply cautious view of Polycom's present and future prospects.

In our view, <u>the need for immediate action is clear</u>.

Section 1: Subscale UCC Vendors Face Meaningful Challenges

At its 2012 Analyst Day, Polycom conveyed its belief that <u>revenue growth would be more than 15% per year</u>. Instead, Polycom's revenue has *declined* in each year since this guidance was introduced to stockholders. While Company performance has been poor, we think Polycom's CEO Peter Leav and his executive team are quite capable, and this decline demonstrates just how challenging Polycom's end-markets are and how necessary it is for the Company to take bold action.

Market Share Challenges: The videoconferencing market is highly competitive, and Polycom faces intense competition from a variety of vendors, including Cisco, Avaya, LifeSize, ZTE, Huawei and cloud-based vendors (e.g., Blue Jeans, Vidyo and Acano). Since 2010, Polycom's market share has steadily declined:



(Source: Infonetics)

Pricing Challenges: The combination of heads-up competition against traditional vendors and fierce pricing pressure from software-based and hosted infrastructure has led to meaningful pricing declines in key product categories. For example, Infonetics expects a greater than 50% pricing decline in the multi-purpose room category between 2011 and 2019.



(Source: Infonetics)

Competition with Cisco: Cisco is a formidable competitor with a strong collaboration portfolio and the ability to drive large, bundled sales through strategic customer relationships. These relationships provide opportunities for Cisco to successfully win sole-source deals with customers and displace competitive vendors. Below are two relevant examples of this dynamic:

- "In the past, Polycom was our exclusive vendor for hardware equipment. The quality is precise and sound and visuals are perfect. Unfortunately, we are phasing Polycom out

because our agency reached an agreement with Cisco" – *AV Technician, Major Government Agency*

- "We use Polycom and LifeSize in addition to Cisco, but the IT group within the hierarchy of the agency is moving closer to establishing Cisco as our sole vendor in order to have uniformity across different locations" – *Video Conferencing Manager, Major Government Agency*

In addition, Cisco's recent product releases have led to highly favorable customer ratings that are above Polycom's ratings across most categories of buying criteria:

Cisco vs. Polycom Performance on Key Purchasing Criteria



Percentage Ranking as Top 5 Criteria
Polycom
Cisco
5.20
4.79
70%
5.14
4.60
64%
6.04
5.20
57%
4.65
4.67
55%
5.10
53%
3.91
5.35
4.39
51%
4.77
4.76
51%
5.27
4.63
41%
5.64
4.57
38%
5.87
5.75
21%
Ease of Use / Design of Software / Hardware
Ease and Speed of Implementation
Security
Upfront Cost
Depth of Functionality
Ability to Integrate with Other Systems
Ongoing Cost
Breadth of Service Offering
Level of Customer Service
Provider / Brand Reputation
Quality of Performance (1 = "Poor"; 7 = "Excellent")
Level of Importance in Selection Decision
(Most Important to Least Important)

(Source: Customer interviews, web survey and analysis)

This sampling of facts is likely not surprising to you or to many of Polycom's investors. While the trends demonstrate the realities of Polycom's *current* position and the challenges of its *current* standalone plan, we believe the right decisions today will yield significant value for the Company and its stockholders tomorrow. However, fundamentals are going to get harder, not easier, for Polycom. Industry pressures will not subside, and new Polycom product releases are unlikely to reverse long-term trends. We view these facts as an **urgent call to action**.

Section 2: The Time is Now for Strategic Change – Polycom Should Undertake a Full Strategic Review

The above challenges are significant, but the theme of mid-sized, legacy competitors left to compete against newer upstarts and larger players bundling products is actually a common theme in tech. The smaller, newer players continue to take share with cheaper and simpler products while the larger, diversified vendors use their marketing power and bundling to squeeze out companies like Polycom.

Given the urgency of the challenges, the question is how to respond. We have worked closely with our advisors, including well-regarded investment bankers, to understand the options going forward. In addition, we have had productive discussions with Mitel on these topics. As we see it, the most relevant options for Polycom are detailed below:

1) **Maintain the Status Quo**: As previously described, Polycom has already executed on the typical value levers that underperforming companies deploy. In the last two years, Polycom has changed management, pivoted strategy, cut costs and bought back stock. Despite all of this effort, Polycom's stock continues to underperform all relevant benchmarks and is nearly the identical price to when Peter started as CEO. Continuation of the same strategy will not achieve a different result. The Company must do something different.

2) **Buy Growth:** One option is to acquire high-growth emerging technologies and eventually integrate these technologies into the entire portfolio. **This is almost always a value-destroying decision**. For companies with legacy technology and low valuations, the expenditure is nearly always dilutive. As a result, whatever Polycom buys will most likely *immediately* lose value – Polycom is not going to re-rate in valuation multiple just by buying a new asset. Furthermore, given Polycom's market position, attractive high-growth targets (and their talented personnel) simply will not want to be acquired by Polycom. We note that Polycom's historical acquisition track record has focused on these types of high-priced acquisitions, which have generally failed to create value (e.g., ViVu). We believe this is the wrong path forward.

3) **Go Private:** The public markets generally tend to give poor valuations to low/no-growth technology companies. Further, the changes that need to be made in these situations are frequently best implemented in a private-company setting. This setting also offers the benefit of a single, large private equity investor without a primary focus on quarterly earnings calls. We are very familiar with numerous examples of similarly-situated companies in which stockholders have been rewarded with a certain premium in the face of future challenges: Blue Coat Systems, Riverbed, BMC Software, Compuware, TIBCO, Tekelec, TNS and Websense. We believe interest in this path exists, and we recommend that Polycom evaluate it.

4) **Consolidate:** The balance of this letter is devoted to the Consolidation Strategy referenced above. It is an attractive strategy, and Polycom is uniquely well-suited for it. The scale benefits, efficiencies and financial merits are extraordinarily compelling, and we have acquired stock in the UCC sector as a whole on the basis of this industry thesis. We strongly recommend Polycom evaluate this strategy, and we have specific thoughts on how to pursue it.

Section 3: Consolidation in the UCC Sector is a Compelling Path Forward

While we strongly advocate that Polycom engage in a comprehensive strategic review of all alternatives, we believe that the Consolidation Strategy should be one of the alternatives most thoroughly explored and considered.

This year, we acquired stock in Mitel, Polycom and ShoreTel on the Consolidation Strategy thesis. As we will demonstrate below, the actual structure of any deal (consideration type, price, etc.) ends up being far less important than the business benefits of <u>greater scale, industry leadership, financial synergies and diversification</u>. In fact, **the value creation opportunity far exceeds the standalone plan of either company**. We use a combination of Polycom and Mitel as a starting point, but we believe many other targets should eventually be consolidated. The key benefits of a Polycom/Mitel combination are:

1) **Scale:** The combination would double the scale of Polycom to $2.5 billion in revenue. Between Mitel's $164 million of EBITDA in 2014 and **$100 – $150+ million of synergies available**, Polycom would quickly become a $500+ million EBITDA company following a combination with Mitel. Scale provides important competitive advantages in addition to the financial benefits of greater diversification, stability and access to capital markets. For example, a combination will drive greater R&D leverage to design, engineer and build superior UCC products for customers.

2) **Industry Leadership**: The combined company would have leading market share across multiple UCC categories and increase its relevancy across its customer base. Below are the anticipated market position statistics in the core categories:

    a. #2 Global Video Conferencing

    b. #1 Business Cloud Communications

    c. #1 Europe IP/TDM PBX

    d. #3 US IP/TDM PBX

    e. #1 Microsoft Lync-Enabled Handsets

3) **Complementary Products:** Mitel's strength in telephony and mobile complements Polycom's strength in video collaboration and group conferencing. Product categories where Polycom and Mitel intersect offer significant synergistic opportunities to streamline the portfolio and select the "best of" across product categories.

4) **Unified Offering**: As a longer term opportunity, the combined company can pursue the potential for a unified platform of products. A well-integrated portfolio of premise, cloud and hybrid UCC solutions across product categories would be positively received by customers and make buying, installing and integrating these solutions significantly easier. The increased scale of the combined company and greater leverage of its R&D resources can accelerate this vision of unified solutions and result in better products and more satisfied customers.

    a. "It was increasingly becoming part of the conversation that users wanted to have video capability as an add-on to their UC. **It wasn't enough to have all this unified capability just for voice, people wanted to do that with video too**. It is possible to have an integrated 'feel' with using two different vendors, but **it is just easier and smoother having everything under one roof**" – *Former Executive, Cisco*

5) **Company Culture:** Mitel has already demonstrated the benefits of pursuing a consolidation thesis over the last two years. The Aastra transaction (discussed in the following section) serves as an important case study, because Mitel was able to acquire a company with the same amount of revenue and remove approximately 7.5% of the combined cost base. We believe a similar opportunity exists today with Mitel and Polycom.

6) **Potential Incorporation Benefits:** An additional and important benefit of starting with a Polycom/Mitel combination is that Mitel is incorporated in Canada and can provide Polycom with important benefits. Subject to certain limitations, Polycom can maintain Mitel's Canadian incorporation for tax purposes and realize significant benefits including access to and ability to deploy international cash.

We believe a transaction between Polycom and Mitel can be structured in many ways, including as a Mitel acquisition of Polycom. As an illustrative example, we show the pro forma financial results and return potential of a Polycom acquisition of Mitel for $8.50 per share in an all-stock transaction, representing a typical takeover premium. This proposed structure allows both sets of stockholders to benefit from the return potential of synergy realization with a pro forma ownership split of 58% for Polycom and 42% for Mitel.

Illustrative Financial Results and Future Stock Price Performance			
($ in millions, except per share amounts)	**2016E**	**2017E**	**2018E**
Revenue	$2,525	$2,570	$2,623
EBITDA	450	581	618
Net Income	282	392	429
FDSO	231	228	219
EPS	$1.22	$1.72	$1.96
(x) Assumed LTM P/E Multiple	*12.0x*	*12.0x*	*12.0x*
Illustrative Future Share Price	**$14.75**	**$20.50**	**$23.50**
% Gain from Current Price[1]	**32.6%**	**84.4%**	**111.3%**

Note: Assumes an all-stock acquisition of Mitel at 12/31/15 for $8.50 per share, run-rate synergies of $125mm phased in over 2 yrs, restructuring cash costs equal to 50% of run-rate synergies, transaction fees of 3% of TEV, minimum cash of $150mm. Assumes Mitel's net debt is refinanced using cash on hand and new debt raised at 5.0%. Share prices rounded to the nearest $0.25.

(1) Relative to Polycom's current stock price of $11.12 as of October 6, 2015.

As illustrated above, the upside is considerable. **Polycom's stock can increase by over 30% to $14.75 per share by the end of 2016 and nearly 85% to $20.50 per share by the end of 2017. The best part is that we assume the exact same multiple and absolutely no improvement in revenue trajectory: All of the upside comes from cost savings that we believe are readily achievable**.

In fact, the transaction is so compelling that **Polycom could pay $10.00 per share for Mitel in an all-stock transaction and still yield a 70% return by the end of 2017 and a 95% return by the end of 2018.** Few investment opportunities exist today with this return potential.

Further, while the upside in the transaction is significant, we also highlight that this transaction has the benefit of risk-mitigation through a cost synergy range of $100 – $150+ million, which provides critical downside protection if industry challenges accelerate more than anticipated or the macro economy turns to a recession.

We have had constructive and productive dialogue with Mitel on exactly the same topic: There is significant and immediate opportunity for value-creating consolidation.

Finally, we do not view this as being the end but rather the beginning of a platform strategy for Polycom. In our example, once Mitel is fully integrated, the combined Company should continue to acquire, rolling up additional UCC vendors and, eventually and carefully, acquiring some growth assets. We strongly believe Polycom will exhibit a higher multiple and greater value creation under this strategy.

Case Studies: Consolidation is a Common Theme in TMT

As we evaluated the Consolidation Strategy with our advisors, it became clear that this was well-trodden ground in TMT. When faced with challenging industry fundamentals, companies much like Polycom have found themselves choosing to consolidate, rather than struggle as standalone vendors, losing market share and market value.

Industry consolidation has been a positive trend in many other industries within TMT, and companies leading the consolidation effort have generally realized significant benefits and have generated strong relative returns for their stockholders. **We believe the same opportunity exists in UCC**.

We highlight two examples where Elliott has had <u>direct and successful experience using this exact strategy.</u>

In a similar setup to the UCC space, Elliott was involved in the WAN optimization space before it was consolidated. In 2007, Blue Coat was a subscale vendor of proxy appliances and WAN optimization appliances. Packeteer was its subscale competitor. Elliott believed the sector needed to be consolidated and, as Packeteer's largest stockholders, helped to finance Blue Coat's acquisition of Packeteer in 2008. Blue Coat was able to remove costs and to increase efficiencies at Packeteer, leading to significant value creation at the company. After closing the deal and realizing the synergies, Blue Coat **was acquired for a 30% premium to where it was trading when the Packeteer transaction was announced. <u>As a private company, Blue Coat continued its acquisition strategy and was recently sold, generating nearly a 500% return for its investors.</u>**

In the enterprise software industry, where Elliott has a long track record, consolidation has been an invaluable tool for low- or no-growth software companies. One pertinent example from Elliott's history is Novell. We originally invested in Novell at time when Novell was deeply underperforming and its installed base of customers was declining. Novell ultimately sold itself to private equity-backed Attachmate Group in November 2010 for a 45% premium to its unaffected stock price. Elliott continued to invest through the private equity of the combined company, which yielded a terrific outcome for the investor group when Attachmate Group/Novell was sold to UK-based Micro Focus in 2014. Micro Focus's track record of acquiring and optimizing mature software companies is impressive and serves as an outstanding example for the benefits of a consolidation strategy. In the last ten years, Micro Focus has acquired nine companies, culminating in the $1.2 billion acquisition of Attachmate Group, and the company has rewarded investors with a total return of 51% since the transaction was announced in September 2014. **Over the last decade, Micro Focus has generated a total return of over 1,600% and an IRR of 33%**.

Outside of enterprise software, one of the most important trends in TMT is the rapid growth of over-the-top ("OTT") video. The implications of OTT growth on technology, media and telecom companies have been profound and have led to a robust M&A environment. In the Pay TV industry, companies are faced with declining video subscribers and nearly unchecked increases in programming costs. Cable MSOs have responded with large consolidating transactions to balance the threat from content providers and realize the efficiency benefits of a more contiguous footprint. Cable MSOs of all size, from the large Tier 1 providers to small regional players, are participating in this trend and yielding both defensive and offensive benefits. **The most notable example is Charter Communications, which is leading an aggressive acquisition strategy and has generated a total return of over 450% over the last five years and an IRR of 42% during the period**.

In addition to the Pay TV industry, the set-top box ("STB") vendors are similarly impacted by the dramatic growth in OTT. This example has important relevancy because STB vendors face common challenges to UCC players. With the combination of declining video subscribers and a consolidating base of Pay TV operators (described in the preceding paragraph), STB vendors have responded with transactions of their own. Primary examples include the 2012 Arris acquisition of Motorola's STB business from Google, the 2015 Technicolor acquisition of Cisco's STB business and the 2015 Arris acquisition of Pace plc. The benefits of these transactions have included greater scale, compelling financial synergies, customer diversity and product diversification. In addition, the benefits of scale are not only financial but also allow for greater leverage of R&D budgets to design and build better products for customers. Including the Motorola acquisition in 2012 and the Pace deal announced in 2015, **Arris has announced or completed three significant acquisitions during the last five years and has generated a total return of over 180% and an IRR of 23% during the period**.

Directly in the UCC space, an excellent example of the opportunity from consolidation is Mitel's acquisition of Aastra in 2014, as it conferred enormous benefits on both companies. Aastra, also based in Canada, was roughly the same size as Mitel, but with a premier franchise in Western Europe. The combination of Mitel and Aastra created a $1 billion revenue company with #1 market share in Western Europe and #3 market share in North America. In addition to greater geographic diversity and increased scale, the transaction had tremendous financial benefits. Mitel's gross margins exceeded Aastra's margins by more than 1,000 basis points, while Mitel's EBITDA margin was 700 basis points higher. The synergy opportunity was significant: $75 million of cost synergies, representing approximately 7.5% of the combined cost structure. The synergy target, which will likely be fully realized by 2016, represents more than 150% of

Aastra's pre-transaction EBITDA. Looked at another way, **Mitel paid $290 million for Aastra (enterprise value at announcement), which will generate about $124 million of EBITDA including synergies, a purchase multiple of less than 2.5x EBITDA.** Mitel's most successful acquisitions have been UCC consolidation transactions.

Another important UCC case study is ShoreTel, but for the opposite reason. In the fall of 2014, Mitel publicly approached ShoreTel with an offer to acquire the company and ultimately offered $8.50 per share, representing a premium of 31% to ShoreTel's unaffected stock price. This offer was rejected by ShoreTel without *any* engagement by the ShoreTel Board. Today, ShoreTel trades at $7.80 per share, well below Mitel's offer *one year ago*. A combination between Mitel and ShoreTel made sense a year ago, and ShoreTel would still be a compelling acquisition target for a combined Polycom/Mitel as it executes on its Consolidation Strategy.

Next Steps and Timing

As we have already communicated to you, we look forward to a collaborative dialogue with Peter and the Board at our upcoming meeting. We have previously established a collaborative dialogue with Mitel, which we now intend to actively pursue, and hope we can achieve the same with Polycom. Our letter today reiterates our prior call for Polycom to hire financial and legal advisors to promptly engage in a full strategic review, including a thorough evaluation of the Consolidation Strategy. We hope that the Company embraces this opportunity for positive dialogue and works together with us to deliver a terrific result.

It is our sincere hope that our conviction in the benefits of the strategy outlined in this letter is evident, as we have filed on two companies today and own stock in other peers. In our view, the value is clear, and the upside potential and downside mitigation are inarguable.

Finally, I'd like to reiterate that we think very highly of Peter and of Polycom's Board. We know most of you, and we hope that you find this letter compelling. There is a significant value creation opportunity, and failure to act on these bold steps will likely result in unattractive outcomes for stockholders. I hope we can work together to achieve an exciting, value-maximizing outcome.

Thank you very much for your time and consideration. We greatly look forward to our upcoming meeting.

Best regards,



Jesse Cohn
Senior Portfolio Manager